EXHIBIT 99.1
TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (audited)
Exhibit to the December 31, 2021 Consolidated Financial Statements of TC Energy Corporation
December 31, 2021

The following financial ratio has been calculated on a consolidated basis for twelve-month period ended December 31, 2021 and is based on audited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratio has been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratio has been prepared based on net income:

December 31, 2021

Earnings coverage on long-term debt and current liabilities	1.9 times

The Corporation’s interest obligations for the twelve-month period ended December 31, 2021 amounted to approximately $2.383 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $4.436 billion for the twelve-month period ended December 31, 2021, which is 1.9 times the Corporation’s interest requirements for that period.